Exhibit 4.21

AMENDMENT NO. 1 TO PREFERRED SHARES RIGHTS AGREEMENT

This Amendment No. 1 (“Amendment No. 1”) to the Preferred Shares Rights Agreement dated as of October 22, 1998 (the “Original Agreement”), by and between Silicon Valley Bancshares, a California corporation (“California Bancshares”) and predecessor in interest to Silicon Valley Bancshares, a Delaware corporation (the “Company” or “Delaware Bancshares”), and Norwest Bank Minnesota, N.A., predecessor in interest to Wells Fargo Bank Minnesota, N.A. (the “Rights Agent”), is entered into as of November 6, 2003 by and between the Company and the Rights Agent.  Each capitalized term not defined herein shall have the meaning ascribed to such term in the Original Agreement.

WHEREAS, on October 22, 1998, California Bancshares entered into the Original Agreement with Norwest Bank Minnesota, N.A., predecessor in interest to the Rights Agent, and declared a dividend of one Preferred Share Purchase Right (a “California Bancshares Right”) for each share of California Bancshares Common Stock outstanding on November 9, 1998;

WHEREAS, on April 23, 1999, in connection with the Company’s reincorporation into Delaware, California Bancshares was merged with and into the Company pursuant to which California Bancshares ceased to exist and the Company continued to operate the business as the surviving corporation (the “Reincorporation”);

WHEREAS, upon the effectiveness of the Reincorporation, pursuant to the Original Agreement, all covenants and provisions of the Original Agreement by or for the benefit of California Bancshares bound and inured to the benefit of the Company, and, pursuant to the Plan and Agreement of Merger relating to the Reincorporation, the duties of California Bancshares under the Original Agreement became the duties of the Company;

WHEREAS, on November 6, the Board of Directors of the Company confirmed the assumption of the California Bancshares Rights and the Original Agreement by Delaware Bancshares and authorized amendment and restatement of Section 1(a) of the Original Agreement to increase from 10% to 15% the minimum percentage of Common Shares then outstanding that any Person, who or which, together with all Affiliates and Associates of such Person, shall own to qualify as an Acquiring Person.

WHEREAS, pursuant to Section 27 of the Original Agreement, the parties hereto wish to amend and restate Section 1(a) of the Original Agreement to read in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.             Section 1(a) of the Original Agreement is hereby amended and restated to read in its entirety as follows:

(a)   “Acquiring Person” shall mean any Person, who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan.  Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding.  Notwithstanding the foregoing, (i) if the Company’s Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement including, without limitation, Section 1(ii) hereof; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding, such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding.

2.             This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

3.             This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

4.             Except as amended by this Amendment No. 1, the terms and conditions of the Original Agreement shall remain unchanged, and the Original Agreement shall remain in full force and effect.

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IN WITNESS WHEEOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the day and year first written above.

SILICON VALLEY BANCSHARES

By:	/s/ Ken Wilcox
Name: Ken Wilcox
Title: Chief Executive Officer

WELLS FARGO BANK MINNESOTA, N.A.

By:	/s/ Corbin B. Connell
Name: Corbin B. Connell
Title: Assistant Vice President